Message #1

As you know, we have been working toward the past several months to launch a Crowd Funding campaign.

On Thursday, we completed the biggest step in the Crowd funding process when we completed our formal GAAP financial review so that our financials can be included on the Form C upon the WeFunder team filing a Form C with the SEC. Once the WeFunder team completes their review of our submitted Application, they will file the Form C. We expect that filing to occur within the next 10 days. However, as that administrative process is occurring, **we are excited to announce that as of today, we have started our 'soft open' period for the WeFunder Campaign!**

For the next two weeks people that we invite may sign up and 'reserve' their opportunity to invest prior to the offering being available to the general public. Those signing up early receive an additional 10% discount on the valuation.

Check out the campaign at: https://wefunder.com/the.influence.board

Please feel free to share the above link with friends and family as you like.

Testing the Waters Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Message #2

Good News!

We have entered the world of "Crowd Funding". There have been many users of our platform that love the concept so much that they expressed interest in investing (smaller amounts) in our company, and we have not had that ability until now.

For the next two weeks, people using the link below may sign up and 'reserve' their opportunity to invest even prior to the offering being available to the general public. Those signing up early receive an additional 10% discount on the equity valuation.

Influence Board Wefunder Campaign Link: https://wefunder.com/the.influence.board

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.